CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)						Exhibit II - Page 1
(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Nine Months Ended
		Sept 30	Sept 30	June 30	Sept 30	Sept 30
		2005	2004	2005	2005	2004
			(restated)			(restated)
	Plate and Coil Tons Produced (thousands)	759.3	826.7	857.7	2,434.5	2,431.7
	Finished Tons Shipped (thousands)	847.8	844.1	803.5	2,507.1	2,665.4

Sales		$705,165	$641,863	$666,712	$2,117,874	$1,673,046
Cost of sales
	Manufacturing and raw material	463,837	403,874	419,660	1,345,438	1,182,515
	Amortization of capital assets	19,431	19,224	19,662	58,344	57,933
		483,268	423,098	439,322	1,403,782	1,240,448
	Gross income	221,897	218,765	227,390	714,092	432,598
	Selling, research and administration	23,075	14,942	16,141	57,553	45,898
	Operating income	198,822	203,823	211,249	656,539	386,700
Other expenses (income):
	Interest on long-term debt	6,593	10,816	7,496	22,623	33,055
	Gain on sale of assets held for sale	(1,863)	-	-	(1,863)	-
	Dividends on preferred shares	-	-	-	-	2,306
	Net interest income	(4,456)	(693)	(3,240)	(10,474)	(1,797)
	Loss on early extinguishment of debt	690	-	10,249	10,939	-
	Foreign exchange gain	(18,080)	(5,959)	(759)	(19,233)	(6,189)
	Income Before Income Taxes	215,938	199,659	197,503	654,547	359,325
	Income Tax Expense	82,353	55,182	71,101	240,232	117,133
	Net Income	133,585	144,477	126,402	414,315	242,192
Earnings Per Common Share	- Basic	$2.80	$2.99	$2.59	$8.49	$5.04
	- Diluted	$2.77	$2.76	$2.56	$8.41	$4.49
	Denominator for Basic Earnings per Common Share (thousands)	47,764	48,364	48,821	48,786	48,065
	Denominator for Diluted Earnings per Common Share (thousands)	48,162	52,801	49,390	49,256	55,413

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(thousands of United States Dollars)
	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
		(restated)
Retained Earnings at Beginning of Period	$1,096,738	$596,309	$1,059,530	$923,530	$502,174
Net Income	133,585	144,477	126,402	414,315	242,192
Common Share Repurchase	(9,018)	-	(83,698)	(106,086)	-
Dividends on Common Shares	(5,706)	(1,894)	(5,496)	(16,160)	(5,474)
Retained Earnings at End of Period	$1,215,599	$738,892	$1,096,738	$1,215,599	$738,892

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)				Exhibit II - Page 2
(thousands of United States Dollars)
	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
		(restated)			(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$133,585	$144,477	$126,402	$414,315	$242,192
Gain on sale of assets held for sale	(1,863)	-	-	(1,863)	-
Unrealized foreign exchange gain	(18,714)	-	(1,939)	(20,653)	-
Loss on early extinguishment of debt	690	-	10,249	10,939	-
Stock-based compensation	2,300	366	523	3,281	661
Amortization of capital assets	19,431	19,224	19,662	58,344	57,933
Amortization of deferred charges	409	312	505	1,284	953
Change in deferred pension asset	(660)	(144)	(747)	(315)	(1,087)
Future income taxes	17,686	12,760	4,580	61,607	57,209
	152,864	176,995	159,235	526,939	357,861
Changes in working capital
Accounts receivable, less allowances	(27,299)	(19,331)	59,798	58,180	(99,357)
Inventories	29,661	(72,399)	(60,936)	(24,827)	(89,790)
Other	249	78	1,562	4,391	116
Accounts payable and accrued charges	31,159	15,929	(28,329)	(39,169)	32,491
Income taxes recoverable/payable	33,521	22,536	48,329	21,155	33,054
	67,291	(53,187)	20,424	19,730	(123,486)
	220,155	123,808	179,659	546,669	234,375
Financing Activities
Common share dividends	(5,706)	(1,894)	(5,496)	(16,160)	(5,474)
Common shares issued pursuant to share option plan	4,387	7,821	5,494	20,810	11,843
Common share repurchase	(11,564)	-	(104,896)	(132,721)	-
Retirement of preferred shares	-	-	-	-	(108,996)
Repayment of long-term debt	(3,226)	-	(123,248)	(126,474)	(34,286)
	(16,109)	5,927	(228,146)	(254,545)	(136,913)
Investing Activities
Expenditures for capital assets	(21,098)	(8,716)	(8,859)	(43,363)	(21,892)
Proceeds from sale of capital assets	1,546	-	-	1,546	-
Proceeds from (issuance of) mortgage receivable, net	1,955	(278)	370	3,782	(4,412)
	(17,597)	(8,994)	(8,489)	(38,035)	(26,304)
Effect of exchange rate changes on cash and cash equivalents	2,742	(3,639)	(935)	4,248	(2,742)
Increase (decrease) in Cash and Cash Equivalents	189,191	117,102	(57,911)	258,337	68,416
Cash and Cash Equivalents at Beginning of Period	424,223	82,881	482,134	355,077	131,567
Cash and Cash Equivalents at End of Period	$613,414	$199,983	$424,223	$613,414	$199,983

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)		Exhibit II - Page 3
(thousands of United States Dollars)
	Sept 30	Sept 30	December 31
	2005	2004	2004
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$613,414	$199,983	$355,077
Accounts receivable, less allowances	286,568	279,792	338,590
Recoverable income taxes	-	-	-
Inventories	468,950	380,033	434,526
Future income taxes	35,621	42,752	45,210
Other	3,864	2,812	8,212
	1,408,417	905,372	1,181,615
Non-Current Assets
Capital assets	1,064,005	1,078,133	1,075,512
Other	34,774	27,856	37,760
Future income taxes	5,786	89,004	54,034
	1,104,565	1,194,993	1,167,306
Total Assets	$2,512,982	$2,100,365	$2,348,921

Current Liabilities
Bank indebtedness	$-	$-	$-
Accounts payable and accrued charges	$204,541	$187,196	$239,908
Income and other taxes payable	114,450	13,572	90,656
Current portion of long-term debt	-	14,286	14,286
	318,991	215,054	344,850
Long-Term Liabilities
Long-term debt	292,902	489,123	393,053
Preferred shares	-	-	-
Future income taxes	228,935	227,404	221,381
	521,837	716,527	614,434
Shareholders' Equity
Common shares	378,283	365,573	384,093
Contributed surplus	3,086	1,027	1,489
Retained earnings	1,215,599	738,892	923,530
Cumulative translation adjustment	75,186	63,292	80,525
	1,672,154	1,168,784	1,389,637
Total Liabilities and Shareholders' Equity	$2,512,982	$2,100,365	$2,348,921

NOTE TO CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)	Exhibit II - Page 4
(thousands of United States Dollars)

1.     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below.  These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2004.  This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown.  The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860 "Financial Instruments - Disclosure and Presentation". Adoption of this new accounting standard had no impact on 2005 financial position or results.  However, for comparative periods presented, the Company's preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $1.4 million and $6.8 million in the three months and nine months ended September 30, 2004, respectively, have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities".  The effect of adoption was not material to the consolidated financial statements.

2.     Pension cost attributable to the Company's pension plans is as follows:

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Defined benefit plans	$2,492	$2,386	$2,109	$7,348	$7,015
Defined contribution plans	1,010	913	947	3,251	2,707
	$3,502	$3,299	$3,056	$10,599	$9,722

3.     Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

4.     The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives.  Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period.   A portion of the performance units are accounted for as liabilities due to a cash settlement feature.  The fair value of the grants is being amortized to compensation expense over the vesting period.  In addition, the mark-to-market adjustment of the liability is also charged to compensation expense each period.  Compensation expense of $2,300, $523, and $366 has been recorded in the three month periods ended    September 30 and June 30, 2005 and September 30, 2004, respectively.  Compensation expense of $3,281 and $661 has been recorded in the nine month periods ended September 30, 2005 and 2004, respectively.

The following table summarizes information on share capital and related matters at September 30, 2005:

	Outstanding	Vested
Common shares	48,036,319
Common shares - year-to-date weighted average	48,786,256
Common share stock options	192,525	190,857
Restricted shares	210,003	-
Performance units	242,766	-

The Company issued 176,645 common shares in the quarter ended September 30, 2005, and 301,800 and 530,035 common shares in the quarters ended, June 30, 2005 and September 30, 2004, respectively, as a result of option exercises.  In addition, the Company issued 38,499 and 84,847 shares of restricted stock in the quarters ended September 30, 2005 and 2004, respectively and 98,031, 12,000 and 55,940 performance units in the quarters ended September 30, 2005, June 30, 2005, and September 30, 2004, respectively.

 In March 2005, the Company filed a normal course issuer bid which entitles the Company to repurchase approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006.  All share repurchases will be made on the open market at the market price at the time of the purchase.  All shares purchased under the bid will be cancelled.  During the quarters ended September 30, June 30   and March 31, 2005,  258,500, 2,199,400 and 294,000 common shares were purchased for $11.6, $104.9 and $16.3 million, respectively.

Exhibit II - Page 5

5.      In the third quarter 2005, the Company purchased for cancellation $2.9 million of the 8.75% Senior Notes due June 1, 2013, on the open market.  The debt repayments resulted in a loss of approximately $0.7 million.

In the second quarter 2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1, 2009, including prepayment of $57.1 million, and purchased for cancellation $41.2 million of the 8.75% unsecured notes due June 1, 2013 and CDN $2.0 million of the 7.8% Debentures due December 1, 2006, on the open market. The debt repayments resulted in a loss of approximately $10.2 million.

 In October 2005, the Company announced the redemption in full of the CDN $98 million balance outstanding of the 7.8% Debentures due December 1, 2006, and purchased for cancellation $5.7 million of the 8.75% unsecured notes due June 1, 2013, on the open market. The debt repayments will result in a loss of approximately $4.7 million which will be recognized in the fourth quarter of 2005.

6.     The Company is organized and managed as a single business segment, being steel products, and is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Sales
Canada	$260,096	$199,105	$167,560	$667,845	$536,059
United States	445,069	442,758	499,152	1,450,029	1,136,987
	$705,165	$641,863	$666,712	$2,117,874	$1,673,046

			Sept 30	Sept 30	December 31
			2005	2004	2004
Capital Assets
Canada			$212,643	$206,547	$216,254
United States			851,362	871,586	859,258
			$1,064,005	$1,078,133	$1,075,512

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Sales information by product group is as follows:
Steel mill products	$366,160	$411,331	$434,403	$1,286,710	$1,030,047
Tubular products	339,005	230,532	232,309	831,164	642,999
	$705,165	$641,863	$666,712	$2,117,874	$1,673,046

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.

7.     Certain prior period amounts have been reclassified to conform with the current presentation.